EXHIBIT 99.1

GameSquare’s Aggregate Social Following and Media Network Exceeds 220 Million Globally

Social Following Has Increased 4x in Nine Months Ranking Complexity as a Leading Esports Organization

March 30, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announces that it has grown its audience to more than 220 million users across its aggregate social following and media network. This includes more than 105 million aggregate social followers at Complexity, Complexity Stars, and Code Red’s influencer network, and a reach of more than 115 million across its media platform. The Company’s social followers has grown to more than 105 million from approximately 25 million since the acquisition of Complexity on June 30, 2021. This is enabling a growing sales pipeline as global brands and traditional agencies can reach a rapidly growing audience of gamers and esports enthusiasts through Gamesquare’s media channels. As highlighted in our recently published Letter to Shareholders, we intend to attract world class talent and to grow our audience across our group of businesses throughout 2022.

“I am thrilled with the tremendous growth of our social network and the global reach of our media network,” said Justin Kenna, CEO of GameSquare. “Growing our aggregate social following four-fold in less than a year is a testament to the talent that we are attracting. Positive momentum is accelerating a flywheel effect for the Company and our talented content creators and influencers. Our audience is expanding and, importantly our social followers are increasing their engagement with the content that talent across Gamesquare, Complexity, and Code Red is creating.”

“Complexity now ranks as one of the leading esports organizations with creators like TimTheTatman, Ninjayla, Electra, Cloakzy, Leonard Fournette, J.R. Smith, Clara, Megan Anderson, The Baka Bros, Max Holloway, AA9skillz, Sean O’Malley, Allishia Gray, Drini, Ronnie Stanley, Edwin Rios, and many more. Fans and brands are taking notice as evidenced by sponsorships that include Lenovo, Miller Lite, and ARterra Labs. We expect to announce more partnerships and sponsorships throughout 2022 as a result of the growing momentum across our businesses,” concluded Mr. Kenna.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

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